OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Chores R Us LLC

222 W Merchandise Mart Plaza suite1212, Chicago, IL 60654
Chicago, IL 60654

https://chorerelief.com/

35000 units of Membership Interest

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

35000 units of Membership Interest allowing for oversubscriptions up to $100,000.00. The deadline to reach the minimum funding goal is June 30, 2017

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

ChoreRelief bridges the gap between busy consumers who need help completing chores and small projects and independent contractors looking to earn income. We have developed an app that facilitates transactions between the parties in an on-demand mobile marketplace, as well as, serves as an enterprise business management tool for service providers. In seconds, the platform allows customers to set their price and find immediate help or schedule for a later date. In turn, providers are not subject to barriers of entry with fees and subscriptions. The Company has developed and tested the app and is ready to employ a marketing strategy. The app is available in Apple iTunes. Users have downloaded the consumer and provider apps in multiple markets. The Company does not have sales to date but is starting to facilitate transactions. Our competitive focus lies in the intersection of the consumer and provider marketplaces and specifically the way we support providers. Consumers are able to name their price for the selected service or employ the hourly model. They have an opportunity to receive immediate answers and service. They are able to track the vetted provider via GPS technology. Consumers, in general, want quicker answers and the service sector is inefficient with drawn out processes of service calls, estimates and unreliable providers. Our competitors in this market are companies such as Task Rabbit, Thumbtack and Handy. We believe providers are the key to a happy transaction. ChoreRelief helps providers realize opportunity by removing barriers and exerting efforts to support the entrepreneur with an enterprise system, relationships, business guidance, data analytics, marketing and other resources other platforms have ignored. We see ourselves as partners. Competition in this marketplace are companies such as Kick Serve or Jobber. ChoreRelief does not have any pending litigation or liabilities.

Related party transactions

The Company has engaged in third party transactions with the founder, Tarik Khribech. The entire investment in the Company thus far has been funded by Mr. Khribech. He has made this investment in the company and received 200,000 Class A Units of the company's equity. A summary of these expenses can be found in the

Financial Statements Notes. The sum of these expenses are approximately $161,555.

RISK FACTORS

These are the principal risks that related to the company and its business:

- The Company is a development stage entity, thus there is a high level of risk and uncertainty associated with future operations. There are no guarantees that Chores R Us, LLC. will be successful in generating revenues or developing an adequate customer base for the Company's planned products and services. There are also risks and uncertainties associated with the Company's ability to raise adequate working capital from investors to finance the development and marketing of their products.
- In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.
- We rely on service providers to carry sufficient insurance coverage. We depend on service providers to carry insurance to cover their work. Even though we employ vetting procedures and back ground checks certain service providers may lack insurance coverage and expose the company to liability from poor work or damage.
- We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our functions and operations. We did not solely create the product that we use to facilitate transactions. Instead, we engaged contractors and third parties to help develop our products and develop improvements. We rely on service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience slower improvement and development lags leaving our product uncompetitive. Defects in the system could cause damage to the brand and decrease demand for the brand.
- We depend on third-party service providers to serve our customers and provide operation functions. We do not provide the service to customers but we facilitate transactions. Instead, we engage contractors to provide the actual service. We rely on service providers because our goals are aligned in earning sales. If service was interrupted or executed at a poor level and we were not able to find alternate third-party providers, we could experience slower service lags and quality issues causing damage to the brand and decrease demand for the brand.

- Through our operations, we collect and store certain personal information that our customers provide, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.
- Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer. We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.
- In general, demand for our products and services is likely to be correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.
- The Company's success depends on the experience and skill of the board of advisors, its executive officers and key employees. The Company is dependent on Tarik Khribech who is our CEO since founding. The Company intends to enter into employment agreements with Khribech although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Khribech or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.
- We are subject to income taxes as well as non-income based taxes in the US. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many

transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

- We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.
- Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and contractors and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.
- Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If

we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

- Our business is substantially dependent upon awareness and market acceptance of our products and brands. Our business depends on acceptance by both our end consumers as well as our independent service providers. We believe that the success of our product name brand will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.
- The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all. Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in this prospectus relating to the expected growth in the market for freelance and chore related services may prove to be inaccurate. Even if these markets experience the forecasted growth described in this prospectus, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.
- We may need to raise additional capital required to grow our business, and we may not be able to raise capital on terms acceptable to us or at all. Growing and operating our business will require significant cash outlays and capital expenditures and commitments. If cash on hand and cash from operating activities are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through debt or equity financing, to fund our growth. We may not be able to raise needed cash on terms acceptable to us or at all. Financing may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price per share of our membership interest. The holders of new securities may also have rights, preferences, or privileges which are senior to those of existing holders of membership interest. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our ability to grow our business.
- We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively. We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market

accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield to our stockholders. These investments may not yield a favorable return to our investors.
- If we are unable to anticipate and satisfy consumer preferences in a timely manner, our business may be adversely affected. Our success depends on our ability to anticipate and satisfy consumer preferences in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. Consumers may decide not to purchase our products and services as their preferences could shift rapidly to different types of home service, freelance and chore based types of products and services altogether, and our future success depends in part on our ability to anticipate and respond to shifts in consumer preferences. In addition, any newer products and services that have additional features may have higher prices than many of our earlier products and the products of some of our competitors, which may not appeal to consumers or only appeal to a smaller subset of consumers. It is also possible that competitors could introduce new products and services that negatively impact consumer preference for our products and services, which could result in decreased sales of our products and services and a loss in market share. Accordingly, if we fail to anticipate and satisfy consumer preferences in a timely manner, our business may be adversely affected.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Tarik Khribech, 69.6% ownership, Class A Management Voting Member Unit
- Chores R Us LLC, 17.0% ownership, Class A Management Voting Member Unit
- Chores R Us LLC, 6.7% ownership, Class B Preferred Voting Member Unit
- Chores R Us LLC, 6.7% ownership, Class C Common Non-Voting Member Unit

Classes of securities

Class C Units, the security being offered, have no voting rights.

There are 3 classes of units of equity. Each class of equity has distinct rights and privileges with regard to voting, transfers, distributions or other rights.

Class A Units are management units. These are voting units that are equal to other classes in terms of transfer and economic rights. Class A Units have voting rights on major company decisions.

Class B Units are preferred investor units. These are voting units that are equal to other classes in terms of transfer and economic rights. Class B Units have voting rights on major company decisions.

Class C Units are common investor units. These do not have voting units but are equal to other classes in terms of transfer and economic rights.

Distributions are the decision of the designated Manager of the LLC which will be Tarik Khribech, the founder. Transfer rights are a voting matter and there are pro-rata rights for investors to avoid dilution. Classes of equity can be changed or added with a Majority Interest of Voting Members.

What it means to be a minority holder and risks of dilution

Dilution

There is not a material disparity between the public offering price and the effective cash cost to officers, directors, promoters, and affiliated persons for shares acquired by them in a transaction during the past year. However, the Company does intend to grant units to key employees.

Investor's stake in the company could be diluted due to the company issuing more units. The percentage you own would be decreased due to an increased amount of shares, even though the value of the company could increase. The increase in the outstanding units could occur through an equity offering (such as angel investment, initial public offering, another crowd funding offering), exercising stock options or conversion of instruments such as convertible notes.

If the company issues more equity the investors could experience value dilution or control dilution. There may also be earnings dilution due to the distribution being paid through increased units of equity.

In respect to dilution the company has issued equity which will not be offered in this campaign. There are issued Class C Units held by the company with intention of selling to investors in the future which not cause dilution. The capitalization details can be seen in the Capitalization Table above. The company also holds Class B units for use of raising capital through convertible notes or any other method decided by management.

Risks Related to Minority Ownership

The right to demand current distributions from an operating business is limited.

A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company.

The majority owners may make a decision that the investors think is bad and puts your interest in the company at risk. The investors may see the majority owner running the company poorly. The investors can try to convince him that it is the wrong decision, but he doesn't have to consider investors position. The investors have limited rights, if any, to have your interest bought out. You may want to cash out your interest. State law may give you the right to force the company to buy you out, but these rights are limited. While the investors would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-02-26.

Financial Condition

FINANCIAL CONDITION

Since the entity's inception, ChoreRelief's financial activity has consisted of investment in developing the product, establishing infrastructure and test marketing.

The company has spent majority of the previous nine months developing and testing the product and conducting market testing. This offering along with others will provide a portion or all of the capital needed to invest in our critical growth driven operational expenses. The company's capital resources will determine the cost model executed by management. Management will scale critical growth driven expenses to reflect the capital resources and drive growth.

The company's financial activity thus far has been comprised of product and infrastructure investments and market testing. All of the investments thus far have been funded by the founder, Tarik Khribech. In addition to his cash investment, Tarik has invested over 4,000 hours of his time over the course of sixteen months. Other team members have cumulatively invested over 1,000 hours of labor to the project as well. At this stage, ChoreRelief has developed an app that is operational and currently ready to market.

Below is a table summarizing expenses through February 28, 2017. The company has not had operations income to date.

Expense / Investment Summary

Product Development Maintenance & Others	$131,106.51
Marketing Advertisement & Promotion	$ 3,081.06
Operations Support & Insurance	$ 1,106.00
Administrative Expenses & Salaries	$ 19,011.79
General & Miscellaneous Expenses	$ 7,250.00
Total Fixed Expenses	**$161,555.36**

Liquidity

The company has a low level of liquidity. All funding thus far has come from the founder. The offering will improve the company's liquidity. The company's primary asset, the software, is not liquid. A weak liquidity position is a common challenge among start-up businesses and the reason for this offering. If the company raises the minimum amount it will continue to practice a bootstrap model to continue operations. Proceeds of $35,000 to $100,000 will provide the company the liquidity to fund more initiatives to build exposure and cash flow. The company expects to become more liquid as transactions increase and produce cash flow.

A company's liquidity is often measured by the current ratio, or a company's ability to pay current liabilities with current assets. This is useful in assessing ChoreRelief's operational liquidity. The company will have current assets in form of cash and receivables. Operationally, ChoreRelief will facilitate smaller amount and frequent transactions which will produce daily liquidity. The company's current ratio will improve as it surpasses the projected break-even-point during third quarter projections. Management understands liquidity as a risk, will monitor it and attempt to mitigate it through raising capital and developing operations.

Capital Sources

This offering will provide much needed capital to the company. The company expects to raise $35,000 to $100,000 in capital. The proceeds will allow the company to invest in marketing to increase brand awareness, add users and providers and facilitate transactions. The proceeds allow for the investment in product development as well.

In addition to this offering, the company will seek seed capital through traditional sources by selling equity held by the company and/or issuing convertible notes to investors. The company will use this capital to fund operational expenses to ensure the marketing strategy has sufficient time to establish the desired revenue.

Debt

The company has not acquired any debt since inception. The company does intend to use Convertible Notes to finance additional seed capitalization. The company does have the option to access funds through a traditional line of credit, loan or receivables financing.

Operations and Projections

To this point, the company has developed its strategy, business model and a working product. The company is ready to launch its marketing strategy, grow the user base and facilitate transactions. With an operational product at seed stage, the company is poised to execute. The company has worked with frugal diligence to achieve this stage. There are several objectives in the short term that this offering will help achieve.

The company's short term goal will focus on investing in initiatives that produce the critical mass of users to reach the break even point. The company will invest in critical growth driven expenses such as digital marketing initiatives, grass root market interaction, customer support and product development. The company has identified models of operation based upon available capital. Each model is focused on growth and business development. These models are somewhat reflected in the use of proceeds models included in this document. Based on the level of capital, management will invest appropriate amounts in the development of our business.

The operational model management employs depends upon liquidity and capital resources available from the offering. The analysis of options is included in the Use of Proceeds section of this Form C. Any of the models provide the company an opportunity to expand brand awareness and users and improve the product and its reach. To support the full operational model, the company needs to complete approximately 7,500 monthly service orders. This produces positive cash flow while simultaneously reinvesting to achieve desired growth rates. The company expects to achieve this in its third quarter of full model operations.

In the short term, we believe the launch market will require a $20,000 investment in marketing to accelerate user growth and arrive at our initial goal of 10,000 market users. This investment will come from the offering as well as operations. Reaching the initial user goal will produce our financial milestone of reaching monthly sales that reflect extrapolated annual $200k. That milestone allows the company to generate revenue which can be reinvested into growth and also reassess its valuation to raise additional capital through already issued units at a higher valuation with minimal dilution to existing members.

The operational models and use of proceeds of this offering are built from the company's operating expenses. Each level of available capital allows the company to invest in additional months of operations at different expenditure levels for critical growth driven expenses.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$7,500,000.00

ChoreRelief has consulted w Equidam to determine a second opinion valuation analysis. Equidam utilizes a holistic approach which embraces many perspectives of business and value. The multi-method valuation encompasses both qualitative and quantitative approaches that assess human, strategic, monetary, market, competitive and future impacts on business. Some of the qualitative assessments include market size, management quality, strategic relationships, competitive environment, development stage and funding status. The analysis consists of a weighted blended valuation model which utilizes 4 valuation methods: Venture Capital, DCF with Multiples, DCF with LTG and Scorecard. Exhibit F contains the comprehensive valuation report. A description of each valuation model and its respective weight is included in the report which is exhibit F. The individual valuations range from $1,254,288 to $18,398,544. Based on the pre-money valuation of several companies in the competitive landscape and the results of the valuation, ChoreRelief has estimated the current value to be $7,500,000. The issue of 7,500,000 outstanding units results in a unit value of $1.00. Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. Some of the methods are based on projections and are highly speculative. You are investing in the belief that this company will be worth $7.5M in the future.

USE OF PROCEEDS

USE OF PROCEEDS

The gross proceeds of the Offering to the Company will be a minimum of thirty five thousand dollars ($35,000) and a maximum of one hundred thousand dollars ($100,000). However, the actual proceeds available to the Company will be reduced by the expenses of the Offering, including the costs of preparing this Offering Memorandum, legal review, payment processing fees, marketing of the campaign, filing, printing, and other fees and expenses related to the Offering. In addition, although the Company currently intends to sell the Units through its officers and directors, who will not receive any additional compensation for their efforts, the Company reserves the right to hire a placement agent. Any such placement agent will be a registered broker or dealer who is a member of the FINRA, and may receive commissions of up to ten percent (10%) of the gross amount of the Units sold (such percentage to be determined in the Company’s discretion), in which case the gross proceeds to the Company will be diminished by up to an additional 10%. The amount of any such commissions, and the reduction in proceeds available to the Company, will not be taken into account in determining whether the minimum number of 35,000 Units for gross proceeds of $35,000 required to close the Offering have been sold. The table below set forth the use of proceeds for both the minimum and maximum offering amounts assuming no placement agent and based upon the Company's current estimate of the Offering expenses and its operational needs.

The net proceeds of the Offering will be used to further develop the Company's beta mobile app, test market its beta system in a limited market, expand infrastructure in preparation of growth, digital and grass roots marketing strategy, insurance, office and administrative, employee and contractor expenses and reserve working capital. Only if the proceeds from the offering surpass the minimum will it consider hiring sales generating employees or contractors.

As the proceeds from the offering surpass the minimum requirement, the cost models allocate more funds to monthly operations expenses that have been deemed revenue driven expenditures. The company's focus is to develop sales growth. Thus, funds from the offering will be utilized to fund those critical expenses further into the operational forecast. Based on the decision of management, these funds could be increased, accelerated or reduced in the expense categories based on marketing statistics and determined ROI of each.

The company will execute rolling closes if the proceeds exceed the maximum offering of $100,000. The company has plans for capital raised in excess of the maximum offering. As capital resources expand the management will expand the operations model and fund each line item further into the forecast. The expanded model will focus on accelerating growth to reach the critical mass of users and transactions. The company will seek additional capital once it has achieved certain milestones. These milestones will provide for better exposure in financing as well as valuation. The additional financing will allow for planning expansion beyond the launch market and hire support staff to execute operations.

Use of Proceeds

Gross Proceeds	**$35,000**		**$50,000**		**$100,000**	
	Minimum Amount	% of Proceed	Minimum Amount	% of Proceed	Amount	% of Proceed
Financing Expense						
Offering Platform Fee	$ 1,750	3.5%	$ 2,500	5.0%	$ 5,000	3.3%

Processing Fees	$ 1,278	2.6%	$ 1,825	3.7%	$ 3,650	2.4%
Legal	$ 1,200	2.4%	$ 3,000	6.0%	$ 4,000	2.7%
Marketing	$ 600	1.2%	$ 1,200	2.4%	$ 2,000	1.3%
Total Expenses	$ 4,828	9.7%	$ 8,525	17.1%	$ 14,650	9.8%
Operational Expense						
IT Development	$ 22,750	45.5%	$ 25,500	51.0%	$ 27,000	18.0%
IT Framework	$ 220	0.4%	$ 220	0.4%	$ 10,500	7.0%
IT Support	$ -	0.0%	$ 1,400	2.8%	$ 2,100	1.4%
Digital Marketing	$ 4,135	8.3%	$ 8,310	16.6%	$ 17,470	11.6%
Promotional Marketing	$ 1,000	2.0%	$ 2,000	4.0%	$ 3,000	2.0%
Office & Admin	$ 1,000	2.0%	$ 2,000	4.0%	$ 3,170	2.1%
Insurance	$ 656	1.3%	$ 1,312	2.6%	$ 1,968	1.3%
Wages & Benefits	$ -	0.0%	$ -	0.0%	$ 4,000	2.7%
Working Capital	$ 411	0.8%	$ 733	1.5%	$ 16,142	10.8%
Total Operation Use	$ 30,172	60.3%	$ 41,475	83.0%	$ 85,350	56.9%

Irregular Use of Proceeds

No irregular Use of Proceeds is anticipated at this time.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Chores R Us LLC

[See attached]

EXHIBIT B TO FORM C

CHORES R US, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE PERIOD ENDED
February 28, 2017

We have reviewed the accompanying financial statements in this document which reflect the Chores R Us financial results from inception through February 28, 2017. We have supporting documentation for all recorded activity. Our internal review is less in scope than an audit or review by a public accountant. These records were only reviewed internally.

We believe the representation of the financial statements in this document are fair and in conformity with generally accepted accounting principles.

Tarik Khribech

CEO / Founder

CHORES R US LLC
BALANCE SHEETS
AS OF FEBRUARY 28, 2017
(unaudited)

ASSETS		
Non-current assets		
Fixed assets		$ -
Tangible Assets		$ -
Intangible Assets		$ -
Current assets		
Account receivables		$ -
Cash Bank and cash equivalents		$ -
Other Current Assets		$ -
TOTAL		**$ -**
EQUITY AND LIABILITIES		
Shareholders' Equity		
Member Equity		$ 161,555
Accumulated Deficit		$ (161,555)
Non-current liabilities		
Long-term borrowings		$ -
Current liabilities		
Short Term Borrowings		$ -
Account Payables		$ -
Other Current Liabilities		$ -
TOTAL		**$ -**

CHORES R US LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE PERIOD FROM MAY 1, 2016 TO FEBRUARY 28, 2017
(unaudited)

Sales	
Sales	**$ -**
Cost of Sales	**$ -**
Gross Profit	**$ -**
Operating Expenses	
Research, Development & Maintenance	$ 131,106.51
Marketing & Sales	$ 3,081.06
Operations Support & Insurance	$ 1,106.00
General & Administrative	$ 26,261.79
Professional Services	$ -
Total Operating Expenses	**$ 161,555.36**
Organizational & Start Up Expenses	**$(161,555.36)**

** See attached Expanded Income Statement for additional detail in note 8*

CHORES R US LLC
STATEMENTS OF MEMBERS EQUITY
FOR THE PERIOD FROM MAY 23, 2016 TO FEBRUARY 28, 2017

	Class A		Class B		Class C		Additional	Accumulated	Member
	Units	Amount	Units	Amount	Units	Amount	Paid In Capital	Deficit	Equity
Issuance at Inception, May 23, 2016	6,500,000	$ -	500,000	$ -	500,000	$ -	$ 161,555	$ -	$ 161,555
Balance as of February 28, 2017	6,500,000	$ -	500,000	$ -	500,000	$ -	$ -	$ -	$ 161,555

CHORES R US LLC
STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM MAY 1, 2016 TO FEBRUARY 28, 2017
(unaudited)

CASH FLOW FROM OPERATING ACTIVITIES			
Net Profit/(Loss) before tax *		$	(161,555)
Adjustments for :-		$	-
Depreciation		$	-
Interest expense		$	-
Interest income		$	-
Operating profit before working capital changes		**$**	**(161,555)**
Adjustments for changes in working capital:-		$	-
(Increase)/Decrease in Stock/Inventories/Other Assets		$	-
(Increase)/Decrease in Account Receivables		$	-
Increase/(Decrease) inAccount Payables		$	-
Increase/(Decrease) in Other Current Liabilities		$	-
Cash generated from operations		**$**	**-**
Corporate taxes (paid)		$	-
Net cash from operating activities	**I**	**$**	**-**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchase of fixed assets /Intangible Assets		$	-
Interest received		$	-
Net cash used in investing activities	**II**	**$**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		$	-
Proceeds from Issue of Share Capital		$	161,555
Proceeds from Term Loan		$	-
Repayment of Term Loans		$	-
Interest paid		$	-
Payout to Investors Founders		$	-
Net cash flow from financing activities	**III**	**$**	**161,555**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**$**	**161,555**
Cash & Cash equivalent at the beginning of the year		$	-
Cash & Cash equivalent at the closing of the year		$	-

** See attached Expanded Income Statement for additional detail in note 8*

NOTE 1 – NATURE OF OPERATIONS

Chores R Us LLC was formed on May 23, 2016 ("Inception") in the State of Delaware. The financial statements of Chores R Us LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois.

Chores R Us LLC doing business as ChoreRelief is an on-demand mobile marketplace that enables people to outsource chores and small projects to service providers local to their area. ChoreRelief has developed a mobile app and website that facilitates service transactions between the parties. The app also provides an enterprise management tool for the service providers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of February 28, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues upon payment from the consumer to provider. The consumer payment will be electronically submit through a payment processor. The processor will proportion and submit the respective payments to the Company and provider. The provider will pay ChoreRelief a portion of the total service charged to the customer and retain the remainder.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

The Company currently does not have any debt. The Company may elect to issue convertible debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units
This offering is for Class C equity units. Class C units are non-voting units. Class C equity owners will not have the ability to exercise a vote in company matters.

Ownership interests in the Company shall be represented by three classes of equity, Class A Membership Units, Class B Membership Units and Class C Membership Units. Each Class A Membership Unit has equal governance rights with every other Class A Membership Unit and in matters subject to a vote of the Members has one (1) vote. Class A Membership Unit has equal rights with every other Membership Unit with respect to sharing of Profits and Losses and with respect to distributions. A Class A Membership Unit may be diluted if the Company issues additional Membership Units.

Class B Membership Units have equal governance rights with every other Class B Membership Unit and in matters subject to the vote of the Members, has one (1) vote. Each Class B Membership Unit has equal rights with every other Membership Unit with respect to sharing of Profits and Losses and with respect to distributions. A Class B Membership Unit may be diluted if the Company issues additional Membership Units.

Class C Membership Units have equal governance rights with every other Class C Membership Unit and in matters subject to the vote of the Members, has zero (0) vote. Each Class C Membership Unit has equal rights with every other Membership Unit with respect to sharing of Profits and Losses and with respect to distributions. A Class C Membership Unit may be diluted if the Company issues additional Membership Units.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has engaged in third party transactions with the founder, Tarik Khribech. The entire investment in the Company thus far has been funded by Mr. Khribech. He has received 200,000 Class A Units of the company's equity for this investment in the company. A summary of these expenses can be found in Note 10 of Detailed Start-Up Expenses of this document. The sum of these expenses are approximately $161,555.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after inception through February 28, 2017. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

NOTE 8 – SUPPORTING DOCUMENTS

CHORES R US LLC
EXPANDED START UP EXPENSES
FOR THE PERIOD FROM MAY 1, 2016 TO FEBRUARY 28, 2017

Operating Expenses		
Research, Development & Maintenance		
Website / App Maintenance	$	7,748.00
Research & Development	$	120,000.00
AWS Server, hosting & bandwidth	$	3,358.51
Marketing & Sales		
Internet Marketing Paid Impressions	$	651.51
Internet Marketing Paid Search	$	-
Promotional Material	$	1,655.00
Internet Marketing SEO	$	-
Street Team (local promotion)	$	-
Website Marketing	$	499.67
Email Marketing	$	-
Content Marketing	$	274.88
Operations Support & Insurance		
Customer Service & Technical Support	$	56.00
Legal Background Checks	$	1,050.00
Insurance Expenses of Tasks	$	-
General & Administrative		
Management Salaries	$	-
Office Staff Wages	$	-
Contract Labor (Marketing/Creative)	$	17,944.81
Technical Staff	$	-
Staff Training & Travel	$	1,066.98
Office Lease/Rent	$	4,300.00
Office Communications & Utilities	$	70.00
Technology Equipment	$	-
Insurance	$	-
Security	$	-
Banking & Financial	$	200.00
Licenses & Permits	$	100.00
General Administrative	$	2,580.00
Professional Services		
Accounting	$	-
Legal	$	-
Professional Certifications	$	-
Total Operating Expenses	**$**	**161,555.36**

NOTE 9 – SUPPORTING DOCUMENTS

CHORES R US LLC
SUPPORTING DETAIL OF START UP EXPENSES
FOR THE PERIOD FROM MAY 1, 2016 TO FEBRUARY 28, 2017

Category	Line Item	Payment Date	Transaction Amount
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	4/3/2016	$ 1,500.00
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	4/3/2016	$ 11.96
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	4/15/2016	$ 53.33
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	5/3/2016	$ 94.81
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	6/3/2016	$ 102.61
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	7/3/2016	$ 99.11
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	8/3/2016	$ 102.76
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	9/3/2016	$ 102.85
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	9/28/2016	$ 10.00
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	10/3/2016	$ 201.00
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	10/19/2016	$ 41.94
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	10/31/2016	$ 3.23
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	11/3/2016	$ 100.00
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	11/15/2016	$ 53.33
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	11/29/2016	$ 6.67
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	12/4/2016	$ 100.00
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	1/3/2017	$ 94.19
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	2/3/2017	$ 93.61
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	2/18/2016	$ 200.16
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	8/24/2016	$ 180.00
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	9/25/2016	$ 135.44
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	12/24/2016	$ 47.88
Product Development Maintenance & Others	AWS Server, hosting & bandwidth	2/12/2017	$ 23.64
Product Development Maintenance & Others	Research & Development	10/7/2015	$120,000.00
Product Development Maintenance & Others	Site/App Maintenance	9/28/2016	$ 99.00
Product Development Maintenance & Others	Site/App Maintenance	10/12/2016	$ 99.00
Product Development Maintenance & Others	Site/App Maintenance	8/1/2016	$ 3,000.00
Product Development Maintenance & Others	Site/App Maintenance	11/13/2016	$ 1,900.00
Product Development Maintenance & Others	Site/App Maintenance	12/28/2016	$ 1,600.00
Product Development Maintenance & Others	Site/App Maintenance	1/13/2017	$ 900.00
Product Development Maintenance & Others	Site/App Maintenance	2/28/2017	$ 150.00
Marketing Advertisement & Promotion	Online Marketing at Facebook adds	12/12/2016	$ 25.00
Marketing Advertisement & Promotion	Online Marketing at Facebook adds	12/16/2016	$ 50.04
Marketing Advertisement & Promotion	Online Marketing at Facebook adds	12/31/2016	$ 155.37
Marketing Advertisement & Promotion	Online Marketing at Facebook adds	1/14/2017	$ 246.69
Marketing Advertisement & Promotion	Online Marketing at Facebook adds	1/14/2017	$ 3.42
Marketing Advertisement & Promotion	Online Marketing at Facebook adds	1/31/2017	$ 171.40
Marketing In House	Content Marketing	12/5/2016	$ 10.00
Marketing In House	Content Marketing	1/5/2017	$ 10.00
Marketing In House	Content Marketing	2/5/2017	$ 10.00
Marketing In House	Content Marketing	5/3/2016	$ 139.95

Marketing In House	Content Marketing	3/3/2016	$ 14.99
Marketing In House	Content Marketing	4/3/2016	$ 14.99
Marketing In House	Content Marketing	5/3/2016	$ 14.99
Marketing In House	Content Marketing	6/3/2016	$ 14.99
Marketing In House	Content Marketing	7/3/2016	$ 14.99
Marketing In House	Content Marketing	8/3/2016	$ 14.99
Marketing In House	Content Marketing	9/3/2016	$ 14.99
Marketing In House	Email Marketing	4/21/2016	$ 24.67
Marketing In House	Email Marketing	5/21/2016	$ 35.00
Marketing In House	Email Marketing	6/21/2016	$ 35.00
Marketing In House	Email Marketing	7/21/2016	$ 70.00
Marketing In House	Email Marketing	8/21/2016	$ 70.00
Marketing In House	Email Marketing	9/21/2016	$ 35.00
Marketing In House	Email Marketing	10/21/2016	$ 35.00
Marketing In House	Email Marketing	11/21/2016	$ 40.00
Marketing In House	Email Marketing	12/21/2016	$ 45.00
Marketing In House	Email Marketing	1/21/2017	$ 40.00
Marketing In House	Email Marketing	2/21/2017	$ 70.00
Marketing Advertisement & Promotion	Promotional Material	9/16/2016	$ 500.00
Marketing Advertisement & Promotion	Promotional Material	9/16/2016	$ 575.00
Marketing Advertisement & Promotion	Promotional Material	9/16/2016	$ 240.00
Marketing Advertisement & Promotion	Promotional Material	9/16/2016	$ 100.00
Marketing Advertisement & Promotion	Promotional Material	2/15/2017	$ 160.00
Marketing Advertisement & Promotion	Promotional Material	1/10/2017	$ 80.00
Operations Support & Insurance	Customer Service & Technical Support	11/18/2016	$ 14.00
Operations Support & Insurance	Customer Service & Technical Support	12/18/2016	$ 14.00
Operations Support & Insurance	Customer Service & Technical Support	1/18/2017	$ 14.00
Operations Support & Insurance	Customer Service & Technical Support	2/18/2017	$ 14.00
Operations Support & Insurance	Legal Background Checks	2/27/2017	$ 1,050.00
Operations Support & Insurance	Insurance Expense of Tasks	monthly	$ -
Administrative Expenses & Salaries	Contract Labor (Marketing/Creative)	monthly	$ 400.00
Administrative Expenses & Salaries	Contract Labor (Marketing/Creative)	monthly	$ 17,544.81
Administrative Expenses & Salaries	Management Training & Certifications	10/29/2016	$ 321.20
Administrative Expenses & Salaries	Management Training & Certifications	12/6/2016	$ 126.20
Administrative Expenses & Salaries	Management Training & Certifications	12/6/2016	$ 619.58
General & Miscellaneous Expenses	Office Lease/Rent	monthly	$ 3,500.00
General & Miscellaneous Expenses	Office Lease/Rent	monthly	$ 800.00
General & Miscellaneous Expenses	Phone System	monthly	$ 70.00
General & Miscellaneous Expenses	Office supplies & website development charges	1/31/2017	$ 2,100.00
General & Miscellaneous Expenses	Office supplies & website development charges	monthly	$ 480.00
General & Miscellaneous Expenses	Bank Charges	monthly	$ 200.00
General & Miscellaneous Expenses	License, Permits & Municipal Expenses	5/1/2016	$ 100.00
			$ 161,556

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

ChoreRelief is pending **StartEngine Approval.**

We're Rebuilding The Gig Economy

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0
Investors

$0.00
Raised of $35K - $100K goal

ChoreRelief

ChoreRelief

Rebuilding the gig economy one chore at a time

Small OPO · Chicago, IL · Professional Services

Let's Get To Work.

Invest in Entrepreneurs



What We Do.
Our SaaS-based platform & mobile apps connect consumers with entrepreneurs who do chores and small projects such as cleaning, handy-work, and yard work around the home. (*Uber*-meets-*Priceline*-meets-*Salesforce* for household projects)

Providers are the Key.
Thriving and productive providers are the key to a healthy, sustainable shared economy and to a great consumer experience. When providers are **empowered as entrepreneurs** with enterprise business tools and treated like humans, everyone wins.

Our Vision

The sharing economy has lost sight of the humanity of work. People want to be treated with dignity and respect and control of their own destiny. The sharing economy needs to share the economy.

Independent workers make up between 20% and 30% of the working age population, and this figure is projected to grow to 40% by 2020. (McKinsey 2016) [READ MORE HERE] ChoreRelief is the first step in our plan to democratize entrepreneurship.

Investment

$1/share for Class C Non-Voting Units
If you invest, you're betting the company will hold a future valuation greater than $7.5 million.

Minimum investment of $150 / 150 **Class C Non-Voting Units**
Investment opportunity available to accredited and non-accredited investors, with $150 minimum investment.

Invest $10,000 or more and come spend a full day with the Team & Founder.

The Problem With Household Projects

There are common frustrations for both consumers and small businesses as they attempt to source and complete household projects. ChoreRelief puts a focus on removing the challenges in sourcing and transacting household business. ChoreRelief allows consumers to set pricing, request on-dem services, and track provider progress. We help providers affordably manage their businesses: projects, schedules, money, customers and employ

Chat



Time-starved, higher income families and professionals

Customers

- Difficult to find and hire providers for small jobs
- Contractors generally unreliable – no show, no follow-up
- Long wait times for an appointment
- Lack of pricing transparency, bait-and-switch, 2 weeks for an estimate



Individuals, and small service businesses

Providers

- Frustrated by other marketplaces
- Lack of steady customers
- Business solutions are expensive and predatory
- Manage business from a notebook
  - Haphazard sales tracking
  - Unorganized scheduling
  - No marketing & client communication

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What We Have Accomplished So Far

We've launched successful apps in iTunes and have acquired users (consumers and providers) in Chicago and New York. We've proven that the revenue model works and is actively generating cash. The feedback from users has been overwhelmingly positive and even mature entrepreneurs ask us if they can use the platform to manage their businesses.

Our next steps are to launch Android apps in the Google Play store, invest in marketing to grow our user base, and to connect more communities, and hire community ambassadors to support further local growth and drive usage/cash flow.



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Our market traction and successes

- We've proven that the on-demand employment model works
- We've proven that the revenue model works
- Client feedback tells us that there is room to grow with licensing and partnerships
- We continue to steadily build and nurture our Chicago audience
- New York grew almost overnight, proving that rapid user and revenue growth is possible

Chicago Users



NYC Users



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Functionality

Customer App sends job request



Provider App receives it seconds later


Job Details
Gold Stein

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For our Customers

We make it easy for our customers to outsource small tasks so they have more time for other things.



- ✓Set a fixed price or select hourly rate
- ✓Reliable, insured providers
- ✓Service in 30 minutes or less
- ✓Track location of service provider
- ✓Pay right through the app

For Our Providers

Providers get a steady stream of customers and everything they need to start and grow their chore business.



- ✓Schedules for you and employe
- ✓Monitor progress of jobs
- ✓View and download sales reports
- ✓Maintain a database of customers
- ✓Marketing & Payment tools
- ✓No barriers to entry


Select Provider
Cancel
Job
Provider
Summary
cristina
chorerelief
59

Real Time Response


Provider On Way
Job
Provider
Summary
Provider is on way for job
cristina
Car Wash

Built In GPS


cristina
Hello
How are you?
Good
Job is finished here is pic of after

Built In Chat


Pay Invoice
cristina
Rate & Feedback
Send

Payment Processing


Job Details
or afrique
7145 W Irving Park Rd,Chicago, IL 60...
W Irving Park Rd
Time & Date
02:30 PM 03/04/2017
Total Price
20.0
Job Details
I need my car washed it's sedan need tire shine and dashboard
Payment Via
Credit Card
CANCEL
ACCEPT
RESCHEDULE


Job Detail
or afrique
28 mins
START JOB


or afrique
Hello
How are you?
Good
Job is finished here is pic of after
New Message


cristina
Payment
Payment Received
Date : 02:30 PM 03/04/2017
Invoice # 1371
or afrique
Car Wash
16.00
Credit Card

What Makes ChoreRelief Different

ChoreRelief has a few differentiators on both sides of the marketplace that will drive longevity, growth, and competitive advantage:

- The consumer and provider apps are easy to use
- Customers set their price based on the service
- We eliminate all barriers to entry for providers with no subscription or monthly fees and no bidding
- Consumers can anticipate when to expect providers
- Because of GPS tracking and photo proof – consumers can elect to have service performed while away from home
- As services are completed, the credit card is charged in a cashless transaction for hourly or flat fee
- Service providers are paid quickly to improve their cash flow

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The service is free to consumers. Providers are background checked and verified. Unlike other platforms, there is no subscription fee to consumers for trusted providers. Services are on-demand. Consumers don't have to schedule and deal with the uncertainty or frustration of providers that don't show. The price they see is the price they get. Providers won't charge a fee for showing up, give an unreasonable estimate, and never follow-up.

The service is just as beneficial for providers. **There are no subscription fees, credits to buy, or other barriers** that make it difficult for early entrepreneurs to get to work. **Payment is fast.** Entrepreneurs are consistently cash-strapped and can't wait weeks or until the end of the month to get paid. **ChoreRelief includes tools to manage their business.** Business systems & tools help providers manage their customers, their schedules, their money, their team, and their time. This dedication to making entrepreneurs successful is the difference between one-time users and repeat revenue for the platform.

Introducing the antagonist

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Competitive advantage

Description	ChoreRelief	Taskrabbit	Handy	Hello Alfred
Provider given 60 second to respond	✓	✗	✗	✗
Arrival in 5-30 min	✓	✗	✗	✗
No monthly subscription	✓	✓	✓	✗
Provider paid on job completion	✓	✓	✗	✗
CRM to run your day to day business	✓	✗	✗	✗
Allow direct issue resolution between customer and provider	✓	✗	✗	✗

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Competitive Landscape


Customer and Provider Marketplaces
Small Business Management Software
TaskRabbit
HomeAdvisor
Thumbtack
need to
priceline.com
Angie's list
HELLO Alfred
handy
ChoreRelief
CUSTOMER APP
PROVIDER APP
kickserv
A REACHLOCAL COMPANY
mHelpDesk
JOBBER
Square
Fleetmatics WORK
salesforce

ChoreRelief is the *only* solution that sources customers **AND** business tools entrepreneurs need to manage their businesses.

Competitive Benchmarks

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Competitive Benchmarking - CONSUMERS

	ChoreRelief	Competitors
Vetted Professionals	✓	✓
Variety of Services	✓	✓
Track Provider Location	✓	✗
Instant Service	✓	✗

Consumers control their time and budget.

Competitive Benchmarking - PROVIDERS

	ChoreRelief	Competitors
Best-in-Class Enterprise tools	✓	✗
Easy to Find Customer	✓	✗
Monitor Job Progress	✓	✗
Download Sales Report	✓	✗

Providers are treated like entrepreneurs.

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Users download the free Consumer (blue) app and/or the Pro (orange) app from the app store. Once downloaded, they create a profile following a few easy steps. Consumers can begin using the service immediately and provide a credit card before booking their first provider. Providers take slightly longer so we can complete the background check and verify payment information but are still online within hours – not weeks or months. As providers are booked for services, consumers can check their ETA and location. As services are successfully marked as "complete" by providers, the consumer credit card is charged for the flat fee or hourly rate, the consumer provides feedback on the provider and the provider is paid via direct deposit to bank account within a couple of days.

Chat





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Customer App

Provider App

Business Solution

Our software allows individuals and entrepreneurs to seamlessly handle one chore to hundreds of chores.

View and download sales reports

Schedule work for themselves as well as employees

Track the progress of work

Collect secure payment

CRM tools to build repeat business with customers

Customers List

Jobs Status

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Reports

Payments

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& Much More

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The "Gig Economy" Market Opportunity

Independent workers make up between 20% and 30% of the working age population and this figure is projected to grow to 40% by 2020. **(McKinsey 2016)**

Today more than 54 million working-age adults in the United States are independent workers. As more people choose independent (or "gig") work, they will look to platforms that will support them in the challenges of managing a business:

- Managing time
- Managing projects
- Managing people
- Managing (and finding) customers
- Managing money

Chat

Main competitors include TaskRabbit and Thumbtack essentially provide a marketing vehicle for providers to consumers but have only scratched the surface of usability for both consumers and service providers. ChoreRelief will benefit as transportation services begin to leverage driverless technology and eliminate both traditional medallion and newer on-demand driver jobs.

CUSTOMER APP PROVIDER APP

Revenue Opportunity (Chicago)


Households & Cars
1% Capture Rate
Average time used a Year
Total Transactions
Total Revenue
•$3.5M Revenue
• 1.2M household and 1M cars in Chicago
• 1% of 2M is 20,000 potential users
• If they are using the App 5 times a year
• Around 100K transaction with avg $35 /Tran

Revenue Opportunity (US)

*A successful and dominant chore platform has the opportunity to generate ~**$1 billion** in annual revenue.*


116M
2.5%
$150
(20%Commission)
$1B
Households
Families in the US
Capture Rate
% captured as customers by ChoreRelief
Average Spend per Month
$30 to ChoreRelief (20% of $150 transaction)
Annual Revenue
~$1B opportunity

Cost Per Acquisition

Cost Per Acquisition Consumers

We will continue to optimize CPI and CPA to be less than $2 for quality consumer audience.


App Store
.83% CTR
23% Install
43% Activate
$1.46
CPA

Cost Per Acquisition Providers

CPA will continue to decline as brand awareness and word of mouth increase.


1.78% CTR
10% Register
35% Activate
$1.87
CPA

Marketing Plan

Our Growth Plan - Short Term

Management is executing on number of immediate initiatives to continue to increase the momentum of the bank and drive growth

Retention

1. **Service**: Focus on making the user experience friendlier and easy
2. **Experience**: Improve customer & service provider onboarding
3. **Support**: Scale customer support to optimize response times

Acquisition

1. **Community building**:
   - Subscriber segmentation
   - PR
   - Facebook community to engage key influencers
2. **Lower CAC**: Strategically investing in paid media using content and engagement tactics

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Our long-term growth plan includes the potential for expanded service types/more virtual work, small business license fees, and small business supply-chain partnership revenue.

Launch Marketing Strategy

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Guiding Principles:

✓Highly repeatable tactics
✓Test, learn and optimize (lowest CPA)
✓Conservative spending

Customer Acquisition

- Google Adwords
- Paid Social and Digital
- Public Relations
- Street teams
- Referral Incentive Program

Provider Acquisition

- Telemarketing
- Paid Social Media
- Local Classified advertising

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Retention: Mobile notifications, email newsletter, content marketing, social media, referral bonuses

Significant Market Finding

Our significant market finding is that existing solutions are either too limited in what they offer or follow old "listings" and marketing service models that are limited in their ability to maintain repeat usage after the first customer introduction. Similarly - they have a limited ability to maintain ongoing subscription or license revenue because the services are focused on marketing rather than connecting and helping entrepreneurs manage their businesses.

Use of Funds


Investing Allocation
The use of funds
Seed
%13 Overhead
%42 Product
%45 Marketing

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Appendix A

Hassle Map Without ChoreRelief


START HERE
"Where does the time go?"
Not enough time in the day to get things done
Fighting over who does what chores or tasks
"Why haven't you taken care of that yet!?"
Getting side tracked with other things
Too tired to complete tasks
Not being home to get chores completed c
Not knowing how to do some of the tasks needed to get done
Feeling overwhelmed or anxious about tasks piling up
Time it takes to find a trusted source to do the job
Locating the shop to do the tasks
Cost of service is too high or not fair
$$$
Negotiating price for a service
Not trusting people to do the job right
I should have done it myself
Having to wait a week to get a service provider to do the job
Having to start this process over, get mad!
AAAH!

Hassle Map With ChoreRelief


START HERE
Download ChoreRelief app
Fill out the profile and location along with payment details
Choose category for service and choose service
$$$
Choose the rate you're willing to pay
Wait for satisfactory completion of job/check status photo of
Online Payment - Income Around the World
VISA
I have my life back!
Enjoy the time saved by using


Thanks ChoreRelief !
Pay for service though Stripe secure payment
job completion
Best decision ever!
Track the service provider and get the job done expeditiously

Our Team


ChoreRelief
ChoreRelief



Tarik Khribech

Founder & CEO

Serial Entrepreneur and Tech Startup Founder with expertise and passion that sits at the nexus of technology innovation, lifestyle improvement, and social good. Particularly focused on building businesses that promote social equality for the widowed and divorced women of my native Morocco



Karrie Sullivan

Director of Marketing & PR

Karrie Sullivan is a strategist and growth expert who's applied her craft across industries, start-up, and Fortune 500 - including stints at Classified Ventures, Tribune, Ford, Nissan, Cap Gemini, and Allstate. She consults with startups, mid-stage, and re-start companies toward growth, funding, and successful exit.



Adam Cisek

Director of Finance

Dedicated entrepreneur with a passion for fostering the spirit of entrepreneurship. Focused on building businesses rooted in innovation and value creation while remaining a steward of social awareness and professional empowerment. Possesses diverse experiences across business disciplines valuable to the growth.



Florence Hardy

Director of Biz Dev

A graduate of the John Marshall Law School, Florence has been a successful business consultant for over 10 years. She has a Masters in Business Administration with a focus on Entrepreneurship from DePaul University and received a Bachelors in Business Administration from Howard University.

Take part in this on-demand revolution and help us bring order back to chaos

THANK YOU



Technology Goes Live

Launch in Chicago's Northern Suburbs

October 2016

January 2017


500+
USERS

Garner Over 500 Users

Sign up users both as service providers and service requesters



Launch Android App

Launch Application on Android Platform

May 2017

May 2017



Facilitate 2,000 Service Orders Monthly

Reach 2,000 monthly service orders over 3 markets



Release Web Application

Allow people to go online and request a service using their PC

August 2017

December 2017


EXPAND

Expand to more local municipalities

Expand service to the entire Chicagoland area, covering over 10 local municipalities



Expand to Additional Cities

Expand reach beyond Chicagoland Area to cover NYC, Los Angeles, Seattle, and Miami

May 2018

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In the Press

builtin CRAIN'S CHICAGO BUSINESS. WGN 720 CHICAGO'S VERY OWN NEWSWIRE

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Meet the Founders



TARIK KHRIBECH

Founder/CEO

Serial Entrepreneur and Tech Startup Founder with expertise and passion that sits at the nexus of technology innovation, lifestyle improvement, and social good. Particularly focused on building businesses that promote social equality for the widowed and divorced women of my native Morocco. Has a master's in computer science and a passion for building up technology platform that empowers people. In addition to being the CEO of CHoreRelief, Tarik is the founder and current CEO of L'or D'afrique.



ADAM CISEK

Director of Finance

Dedicated entrepreneur with a passion for fostering the spirit of entrepreneurship.Focused on building businesses rooted in innovation and value creation while remaining a steward of social awareness and professional empowerment. Possesses diverse experiences across business disciplines creating a unique blend of acumen valuable in the demands of a startup. Has a background in corporate accounting, finance, data analytics, and systems. He has served as Director at Premium Themes and Manager at Quality Culinary over the previous several years.



KARRIE SULLIVAN

Director of Marketing & PR

Strategist and growth expert who's applied her craft across industries, start-up, and Fortune 500 - including stints at Classified Ventures, Tribune, Ford, Nissan, Cap Gemini, and Allstate. She consults with startups, mid-stage, and re-start companies toward growth, funding, and successful exit. She's a strong people leader an culture builder. Karrie is formerly CMO at TSI and s as VP of Marketing at Career Education and Tribune Company. Karrie currently consults with several growth companies in addition to being a Director at ChoreRelief.



FLORENCE HARDY

Director of Business Development

A graduate of the John Marshall Law School, Florence has been a successful business consultant for over 10 years. She has a Masters in Business Administration with a focus on Entrepreneurship from DePaul University and received a Bachelors in Business Administration from

Howard University. She worked for the City of Chicago, DePaul University before beginning her own law and business consulting practice. Florence is currently the Director of Small Business Development Center at Far South Community Development Corporation.

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And the Rest of the Team

STRATEGIC ADVISORS

Advisors

We have a team of strategic advisors with a combined 30 years experience in marketing, business strategy and finance. Our advisors range from Fortune 500 Executives to scrappy engineers who were born and bred in StartUp environments. We are building an amazing team that will help propel us through our various phases of growth and help make ChoreRelief the largest marketplace for chores and small projects in the world.

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Offering Summary

The Company is offering (the "Offering") to investors ("Investors") up to one hundred thousand (100,000) Non-Voting Class C Units of Membership Interest ("Membership Interest") at a price of $1.00 per Unit, payable in cash. The minimum purchase is one hundred fifty (150) Class C Units for a minimum investment amount of one hundred fifty dollars ($150.00), subject to the Company's right to accept a lesser amount. The maximum purchase is fifty thousand (50,000) Class C Units for a maximum investment amount of fifty thousand dollars ($50,000), subject to the Company's right to accept a greater amount and Title III investor restrictions. The gross proceeds of the Offering will be a minimum of thirty-five thousand dollars ($35,000) and a maximum of one hundred thousand dollars ($100,000). While the Company currently intends for its managemen sell the Units, it may, in its sole discretion, retain selling agents and brokers to sell the Units. In such event, the Company may be responsible for any commissions or f such parties, and related fees and expenses. Proceeds from subscriptions for Units will be held by Fund America Securities, LLC, as escrow agent until such time as a m of thirty-five thousand (35,000) Units for gross proceeds of thirty-five thousand dollars ($35,000) are sold. In the event the Company does not sell the minimum amount of thirty-five thousand (35,000) Units for gross proceeds of thirty-five thousand dollars ($35,000) (which may include Units sold to management of the Company in this Offering) prior to 12:00 am CST on June 30, 2017, all amounts will be returned to Investors without deduction, interest or setoff. The Company will use each increment of financing it receives, starting with the minimum amount of $35,000 to extend the time and scale of its operations.

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The company intends to perform rolling closes. The Company plans to allow investment in excess of the max offering set forth in this document but not to exceed $1,000,000.

Irregular Use of Proceeds

No irregular Use of Proceeds is anticipated at this time.

Offering Details

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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start engine

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IMPORTANT MESSAGE: www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of two types:

- Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings.
- Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC.

Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors: Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the “Accredited Investor” and “Offering Memorandum” exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.

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VIDEO TRANSCRIPT (Exhibit D)

Ever wish you could find someone and pay them to help you with those annoying little chores around the house like mowing the lawn, removing snow, washing the car, cleaning the house and more?

Welcome to Chore Relief. We connect customers and small independent businesses through an interactive web platform and mobile app. Search for a local contractor, connect with others to provide feedback and reduce waiting times.

After creating your profile, our user-friendly service makes it easy to book a new service request, chat with your local contractor, see all the bookings you've made and view payment history.

You simply post a job, select your budget, and get instant notification from local contractors in your area for immediate assistance or scheduled work for a later date.

You don't have to be on-site to oversee the work. Once the job is done, the contractor will send you a picture of before and after the work, so you can rest easy ensuring you are 100% satisfied.

For you as a business owner, you will have the opportunity to increase customer satisfaction, increase revenues and benefit from your very own state of the art financial management system.

Chore Relief – a trusted hand when you need it most.

Visit chore relief dot com now and sign up for free!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.